September 11, 2007
VIA EDGAR
Mr. Michael Fay
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Time Warner Inc. Form 10-K: For the Year Ended December 31, 2006 File Number: 001-15062
Dear Mr. Fay:
Set forth below are Time Warner Inc.’s (“Time Warner” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter, dated August 16, 2007 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”). The responses are numbered to correspond to the comments set forth in the Comment Letter. Under separate cover, the Company has sent to you by courier, the supplementary materials referenced in this response letter.
Item 9A. Controls and Procedures, page 64
Evaluation of Disclosure Controls and Procedures, page 64
Comment No. 1: Your conclusion with respect to the disclosure controls and procedures appears to be qualified in that the language used does not fully embody the definition of such as provided in the Exchange Act. Please represent to us, and revise your disclosure to state if true, that your disclosure controls and procedures are effective to “ensure that information required to be disclosed in reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within time periods specified in SEC rules and forms” and that “information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding the required disclosure,” and not just in regard to “material information.” If your disclosure controls and procedures were qualified with respect to any aspect of its definition, tell us and disclose the associated facts and circumstances.
Response 1: The Company’s conclusion with respect to its disclosure controls and procedures was not intentionally qualified with respect to any aspect of the definition of “disclosure controls and procedures” provided in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. To address the Staff’s comment and clarify that the Company’s conclusion regarding the effectiveness of its disclosure controls and

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procedures is not qualified, the Company’s disclosure regarding its disclosure controls and procedures will be revised in the Company’s future filings with the SEC (such revisions are provided in the Company’s response to the Staff’s comment no. 2 below).
Comment No. 2: Also, your disclosure is not clear in regard to whether you have disclosure controls and procedures for investments in unconsolidated entities and the effectiveness of such that may be in place. Please represent to us and disclose in specific terms whether you have disclosure controls and procedures in place for investments in unconsolidated entities and your conclusion with respect to their effectiveness. If the effectiveness is qualified, please tell us and disclose the facts and circumstances. Clarify if effectiveness is qualified with respect to only “certain” of these investments as you have disclosed, and if so, tell us and disclose why this is the case and which investments are affected.
Response 2: The Company has effective disclosure controls and procedures in place with respect to its investments in unconsolidated entities, and the disclosure included in the 2006 Form 10-K regarding the effectiveness of these disclosure controls and procedures was not intended to qualify the conclusion regarding effectiveness. Instead, consistent with the Staff’s answer to Question 2 of the SEC’s “Office of the Chief Accountant, Division of Corporation Finance: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004),” the reference to unconsolidated entities was intended to clarify that because such investments are accounted for using the equity method of accounting and are not consolidated on a line-by-line basis, the Company’s disclosure controls and procedures relating to investments in unconsolidated entities are more limited than the Company’s disclosure controls and procedures relating to consolidated subsidiaries. To address any concerns that the Staff may have in this regard, in the Company’s future filings with the SEC, the paragraph titled “Evaluation of Disclosure Controls and Procedures” will not include the last two sentences that appear in the 2006 Form 10-K. Specifically, in response to the Staff’s comments 1 and 2, in future filings, the Company will revise its disclosure controls and procedures language to read as follows:

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by the Company is accumulated and communicated to the Company’s management to allow timely decisions regarding the required disclosure.

September 11, 2007

Management’s Discussion and Analysis ...,page 72
Results of Operations, page 86
2006 vs. 2005, page 92
Consolidated Results, page 92
Comment No. 3: The use of “Operating Income before Depreciation and Amortization” on a consolidated basis appears to be an impermissible non-GAAP financial measure. Refer to question 21 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003. In this regard, please remove all disclosure associated with such consolidated measure and related reconciliations, and limit disclosure of this measure in MD&A to discussions with respect to individual segments only in conformity with the segment disclosures in your notes to the financial statements.
Response 3: The Company believes that its use of consolidated “Operating Income before Depreciation and Amortization” in the 2006 Form 10-K complies with Regulation S-K Item 10(e). The Company acknowledges that consolidated “Operating Income before Depreciation and Amortization” is a non-GAAP financial measure within the meaning of Regulation S-K Item 10(e)(2). The Company believes, however, that it has complied with all of the requirements of Regulation S-K Item 10(e) with respect to its use of consolidated “Operating Income before Depreciation and Amortization.”
The Company has reviewed the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003, and, in particular, question 21 thereof. After such review, the Company continues to believe that question 21 does not lead to the conclusion that the Company’s use of consolidated “Operating Income before Depreciation and Amortization” is impermissible under Regulation S-K Item 10(e). The Company believes that question 21 addresses whether certain consolidated items should be regarded as non-GAAP financial measures. As noted above, the Company acknowledges that consolidated “Operating Income before Depreciation and Amortization,” as presented in the 2006 Form 10-K, is a non-GAAP financial measure, but believes that its use by the Company is permitted under Regulation S-K Item 10(e) because (1) the most directly comparable GAAP financial measure is presented with equal prominence, (2) the non-GAAP financial measure is reconciled to the most directly comparable GAAP financial measure, (3) a statement is included disclosing the reasons why the Company’s management believes that the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations, and (4) the non-GAAP financial measure does not exclude charges or liabilities that required or will require cash settlement.
However, to address any concerns that the Staff may have in this area, in the Company’s future filings with the SEC that are subject to Regulation S-K Item 10(e)(1)(ii), we will remove all references to Operating Income before Depreciation and Amortization as a consolidated measure and related reconciliations, and limit disclosure of this measure in MD&A to discussions with respect to individual segments.

September 11, 2007

Financial Condition and Liquidity, page 122
Cash Flows, page 125
Operating Activities, page 126
Comment No. 4: The table herein should not begin with the non-GAAP measure “Operating Income before Depreciation and Amortization.” Please revise the table and disclosure related to the table accordingly.
Response 4: As noted in the response to comment 3, the Company acknowledges that “Operating Income before Depreciation and Amortization,” as presented in the 2006 Form 10-K, is a non-GAAP financial measure, but believes that its use by the Company is permitted under Regulation S-K Item 10(e) for the reasons set forth in the response to comment 3. However, to address any concerns that the Staff may have in this area, in the Company’s future filings with the SEC, we will begin this table with “Operating Income.”
Notes to Consolidated Financial Statements, page 157
Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page 157
Description of Business, page 157
Comment No. 5: Please explain to us the effect of the conversion of America Online, Inc. to a limited liability company on your deferred taxes, and where the effect is reported. Refer to paragraph 28 of FAS 109.
Response 5: The Company notes that paragraph 28 of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“Statement”) No. 109, Accounting for Income Taxes, requires that a deferred tax liability or asset be established or eliminated as a result of an enterprise changing its tax status. Although America Online, Inc. was converted to a Delaware limited liability company, AOL LLC, during 2006, for income tax purposes the legal entity that holds the membership interests of AOL LLC elected to be taxed as a regular subchapter “C” corporation and AOL LLC continues to be included in the Company’s consolidated tax return. Consequently, there was no change in the tax status of this entity and, as a result, no adjustment to the deferred tax accounts of the Company was required pursuant to the guidance in paragraph 28 of FASB Statement No. 109.
Note 4. Business Acquisitions and Dispositions, page 182
Sale of AOL’s European Access Businesses, page 183
Comment No. 6: We note that you recently completed the sales of AOL’s French, U.K., and German access businesses and that you also contemporaneously entered into separate agreements to provide ongoing web

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services to the purchasers of these businesses. Please provide us the following information with regard to these transactions:
(a)	the length of each service agreement including the terms of any renewal options;

(b)
the amount of revenue expected to be derived (and underlying direct costs expected to be incurred) by you for each service agreement on an annualized basis and the method in which the revenue will be determined;

(c)
a brief analysis of the feasibility of other providers providing the same web services to the purchasers of the businesses and how the sales price to the purchasers from the other providers would compare to the sales price under the executed service agreements;

(d)	whether AOL would have sold these businesses without the purchasers entering into service agreements;

(e)
a brief discussion of the feasibility of AOL selling these businesses together with a web services component so that there would not be a need for the purchasers to seek out web services from other providers; and

(f)	a copy of the valuation analysis referred to in the critical accounting policies section of your filing.
Response 6: Set forth below are summaries of the various transactions involved in the sales of the AOL France, U.K. and Germany access businesses and the Company’s related accounting analyses. The Company then specifically addresses items (a) through (f) of the comment.
Transaction Summary:
By way of background, America Online, Inc., now known as AOL LLC (“AOL”), historically had owned entities that provide dial-up and broadband Internet access services, referred to as “ISPs,” to subscribers in several countries in Europe, including France, Germany and the U.K. While these entities each were operated as separate Internet access businesses, it was customary for the Company to refer to these businesses collectively as “AOL Europe.” AOL Europe’s business operations consisted primarily of (1) providing Internet access services to individuals in each of the countries and (2) selling advertising services to advertisers on AOL Europe’s Internet services. In the third quarter of 2006, the Company announced the next phase of a strategy that was intended to transition AOL from a business that relied heavily on generating revenue from providing dial-up and broadband subscribers with access to the Internet, to one that attracts and engages more Internet users (by permitting access to most of the AOL web services for free) and focuses on increasing advertising revenues from the significant growth in online advertising. Consistent with this strategy, the Company also announced that it planned to sell AOL Europe’s Internet access businesses. In selling these businesses, the Company undertook a competitive bidding process involving the individual businesses providing Internet access services to subscribers in France, Germany and the U.K. This process culminated with the sale of the French access business to Neuf Cegetel S.A. (“Neuf”) in October 2006, the sale of the U.K. access business to The Carphone Warehouse Group PLC (“Carphone Warehouse” or “CPW”) in December

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2006 and the sale of the German access business to Telecom Italia S.p.A. (“Telecom Italia” or “TI”) in February 2007. Specifically, in each sale transaction, the Company sold AOL’s Internet access business in the country to the respective purchaser. In addition, AOL entered into a separate agreement with each purchaser to provide web services, including content, e-mail and other online services, to that purchaser’s Internet subscribers in the relevant jurisdiction. These web services extend not only to the subscribers sold by AOL, but also to the purchasers’ pre-existing subscribers and to any new customers added on a prospective basis.
Under the terms of the web services arrangements, AOL will continue to sell advertising to third parties seeking to reach the Internet subscribers now controlled by the purchasers, and will continue to sell certain paid services (such as music or video subscription services) directly to these Internet subscribers. Specifically, AOL’s Internet audience business in Europe will, pursuant to the separate web services contracts, sell advertising and certain paid services on co-branded portals which are designed, operated, maintained and hosted by AOL and populated with AOL-generated content and other products and services (such as e-mail applications). AOL will pay to each purchaser a share of the net revenue that AOL generates from these activities.
Accounting Analysis:
While there is no specific accounting guidance directly on point for the transactions, the Company believes that analogous guidance on accounting for contemporaneous transactions exists in the principles of Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), EITF Issue No. 01-09, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Product (“EITF 01-09”), and EITF Issue No. 02-16, Accounting By a Customer (Including a Reseller) for Certain Consideration Received From a Vendor (“EITF 02-16”). The guidance in these EITFs is similar in that an analysis of the nature and financial terms of each arrangement in a multiple-element transaction is required. Specifically, such guidance provides that if a separate and distinct benefit is being provided by or conveyed as part of each element of an arrangement, and it can be determined that the financial terms of each element are fair value terms, then each element should be accounted for separately based on those terms and using the authoritative accounting guidance applicable to each element1. As noted in more detail in the paragraphs that follow, the Company determined that (a) the various elements in these transactions have independent economic value and substance, (b) there are instances where similar elements have been purchased or sold on an individual basis, and (c) there is a reasonable basis to conclude that the stated terms of these elements constitute fair value terms. Accordingly, in accounting for this arrangement, the Company applied the authoritative accounting guidance applicable to each of the respective elements based on the stated terms of each element.

[1]
The principles the Company applied in evaluating this arrangement are consistent with the comments made by Joseph McGrath, of the Staff, at the 2006 AICPA National Conference on Current SEC and Public Company Accounting Oversight Board Developments.

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(a) The Various Elements in these Transactions have Independent Economic Value and Substance. In the sale of the French, German and U.K. access businesses, the Company evaluated the various elements of the transactions, which consisted principally of: (i) the sale of an Internet access business and (ii) entry into a web services agreement.2 The Company believes each of these elements represents a separately identifiable, independent benefit to AOL and the purchasers. Specifically, the Company believes that the sale of the Internet access business is a separate element in that AOL has sold (and the purchaser received) a fully functional Internet access business, including subscribers, employees, technology and fixed assets. Similarly, pursuant to the web services agreement, AOL is providing (and the purchaser is receiving) Internet content and technology (including Internet portals, content, programming, e-mail, instant messaging, etc.). In addition, in connection with these agreements, AOL will receive prospective access to all of the respective purchasers’ Internet subscribers in order to continue to sell on-line advertising services to third parties seeking to reach such subscribers. AOL will pay to each purchaser a share of the net revenue AOL generates from these activities.
(b) There are Instances Where Similar Elements have been Purchased or Sold on an Individual Basis. The Company notes that there have been many cases, including in Europe, where ISPs have purchased or sold subscribers. The Company and its advisors evaluated recent instances of such purchases and sales when assessing the fair value of AOL Europe’s access businesses3. These other transactions have occurred without any related web services element. In addition, AOL and other on-line advertising service providers have entered into agreements to operate the advertising activity on a website owned by a third party (e.g., Yahoo! Inc. has a web services agreement with AT&T Inc.). Similar to the features contained in the web services agreements entered into in the AOL Europe transactions, the on-line advertising service provider typically pays the third-party owner a share of the advertising revenue it earns (although the revenue share payment rates vary due to the particular facts and circumstances surrounding the website, anticipated traffic, expected volume and type of advertising, extent of content / services provided, etc.). These agreements have been entered into without any related transfer of Internet subscribers.
(c) The Company has a Reasonable Basis to Conclude that the Stated Terms of the Various Contractual Elements Constitute Fair Value. The Company believes that it has a reasonable basis for concluding that the

[2]
The transactions also included certain other relatively insignificant elements, such as transition support services that the Company concluded constituted separate elements that were accounted for at fair value. The transition support services are expected to be provided to the respective purchasers for periods ranging from twelve to fifteen months, following the closing of the access business sale transactions. Individual categories of support services provided under the French and U.K. agreements can be terminated with three months notice by AOL or the counterparties; the German transition support services agreement is only terminable upon the mutual agreement of the parties to the contract. At the time the transactions closed, AOL expected to generate revenues associated with providing transition support services to the purchasers of the French, U.K. and German Internet access businesses of approximately $7 million, $26 million and $14 million, respectively. Given their relative insignificance in these transactions, this summary does not address these elements separately.

[3]	Such transactions include Telecom Italia’s 2005 purchase of Liberty Surf Group S.A. in France and Mobilcom AG’s 2005 purchase of Freenet.de in Germany.

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negotiated terms of the sales of the separate Internet access businesses and the web services agreements are reflective of market terms. Below the Company has presented its supporting analysis.
Fair value support for sale of Internet Access Businesses
•
Fair Value of the French Access Business. In preparing to sell the French access business, the Company, along with its external advisor (“Citigroup”), prepared valuation analyses of this business. Based on these analyses, the Company arrived at estimated values for the French access business ranging from $135 million to $200 million.[4] Additionally, it should be noted that the subsequent sale of this business was subject to an auction process in which the Company received bids from four independent bidders ranging from $240 million to $360 million. The Company selected the highest bid of $360 million[5]. The Company believes that the purchase price exceeded the range of values arrived at by its external advisor primarily due to the highly competitive auction process driven by the consolidation of ISPs occurring in France and significant synergies the purchaser hoped to achieve. Finally, the Company does not believe the price paid by Neuf for the French access business was impacted by the web services agreement because (1) separate teams within the Company were responsible for negotiating the sale of the access business and the web services agreement[6] and (2) the selling price of the French access business to Neuf was agreed to before the specific, detailed terms of the French web services agreement were negotiated, and the price for the French access business was not changed as a result of these subsequent negotiations.

•
Fair Value of the German Access Business. In preparing to sell the German access business, the Company, along with Citigroup, prepared valuation analyses of this business. Based on these analyses, the Company arrived at estimated values for the German access business ranging from $460 million to $580 million.[4] Additionally, it should be noted that the subsequent sale of this business was subject to an auction process in which the Company received bids from four independent bidders ranging from $655 million to $850 million. The Company selected the highest bid of $850 million[7]. The Company believes that the purchase price exceeded the ranges of values arrived at by its external advisors primarily due to the highly competitive auction process driven by the consolidation of ISPs occurring in Germany and significant

[4]
The Company and its advisor estimated the fair values of the French, German and U.K. access businesses in April 2006, whereas the actual sales prices for such businesses were agreed to with the purchasers in August, September and October 2006, respectively.

[5]
The final sales price for the French access business was variable and was based on an average value of approximately $404 per subscriber delivered at closing. In addition, the price was adjusted for final working capital balances. On the closing date, approximately 866,000 subscribers were transferred to Neuf for a sales price of approximately $360 million (including working capital adjustments).

[6]
In particular, executives at Time Warner Corporate were responsible for negotiating the sales of each of the French, German and U.K. Internet access businesses, whereas executives at the AOL business unit were responsible for negotiating each web services agreement.

[7]
The sales price was based on the German access business having at least 2 million subscribers at closing. To the extent that such subscriber threshold was not satisfied, the sales price would be reduced by an average value of approximately $393 per subscriber. In addition, the price would be adjusted for the final working capital balances. On the closing date, 2.4 million subscribers were delivered and the final sales price received was $850 million.

September 11, 2007

synergies the purchaser hoped to achieve. Finally, the Company does not believe the price paid by Telecom Italia for the German access business was impacted by the web services agreement because (1) separate teams within the Company were responsible for negotiating the sale of the access business and the web services agreement and (2) the selling price of the German access business was agreed to before the specific, detailed terms of the German web services agreement were negotiated, and the price for the German access business was not changed as a result of these subsequent negotiations.

•
Fair Value of the U.K. Access Business. In preparing to sell the U.K. access business, the Company, along with Citigroup, prepared valuation analyses of this business. Based on these analyses, the Company arrived at estimated values for the U.K. access business ranging from $605 million to $815 million.[4] Additionally, it should be noted that the subsequent sale of this business was subject to an auction process in which the Company received bids from two independent bidders of $525 million and $712 million. The Company selected the higher bid of $712 million[8]. The Company believes that this price constitutes fair value because it was the product of a competitive bidding process and was within the range of values arrived at by the Company’s external advisors. Finally, the Company does not believe the price paid by Carphone Warehouse for the U.K. access business was impacted by the web services agreement because (1) separate teams within the Company were responsible for negotiating the sale of the access business and the web services agreement and (2) the selling price was agreed to before the specific, detailed terms of the U.K. web services agreement were negotiated, and the price for the U.K. access business was not changed as a result of these subsequent negotiations.

Fair value support for Web Services Agreements
•
Fair Value of the French Web Services Agreement. The terms of the web services agreement entered into with Neuf provide that AOL will design, operate, maintain and host co-branded internet properties accessible by Neuf’s subscribers (including subscribers acquired from AOL, pre-existing Neuf subscribers and new Neuf subscribers added on a prospective basis). The co-branded Internet properties include content and other online tools such as e-mail and instant messaging. AOL sells advertising to third parties looking to reach these subscribers with their advertising messages. AOL also sells certain paid services (such as music or video subscription services) on these properties. Under the web services agreement, AOL pays Neuf 25% (increasing to 30% in 2009 and to 35% in 2010 and for the remainder of the initial term of the agreement) of the net revenues generated from the co-branded web properties[9]. The Company

[8]
The sales price was based on the U.K. access business having at least approximately 1.5 million subscribers at closing. To the extent that such subscriber threshold was not satisfied, the sales price would be reduced by an average value of approximately $319 per subscriber. In addition, the price would be adjusted for the final working capital balances. On the closing date, 2.3 million subscribers were delivered and the final sales price received was $712 million.

[9]
Under the terms of the web services agreement with Neuf, AOL agreed that, at a minimum, the revenue share to be paid to Neuf in 2008 and 2009 would be €7 million and €8.5 million, respectively. However, these amounts are only payable if Neuf delivers certain minimum levels of Internet traffic to the co-branded web properties in these years, as further detailed in the agreement.

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believes that the stated financial terms of the web services agreement negotiated with Neuf represent fair value because:
-	The terms negotiated in this transaction are broadly in-line with the terms negotiated with the other separate independent parties in the German and U.K. web services agreements.

-
The payments to Neuf under the web services agreement are variable in nature and the economics of the sale of the Internet access business to Neuf are completely independent of the performance to be achieved under the web services agreement. Specifically, the price paid by Neuf for the French Internet access business was a function of the competitive bidding process and the number of subscribers transferred upon the closing of the sale transaction; whereas the payments made to Neuf under the web services agreement are a function of AOL’s ability to effectively sell advertising and other paid services to the Internet subscribers that Neuf is able to attract to the co-branded web properties. That is, Neuf’s delivery of Internet traffic to the web properties affects the ad rates and attractiveness to advertisers. If AOL does not earn advertising revenue from the co-branded web properties, no payments would be made to Neuf. Therefore, there would be no incentive for either party to tie the economics of the sale agreement to the ongoing web services agreement.

-	Separate teams within the Company were responsible for negotiating the sale of the access business and the web services agreement[10].

-
The terms of the web services agreement were negotiated with Neuf after the price to be paid by Neuf for the French access business had been agreed and this price was not changed after the web services agreement was finalized.

As such, based on the above information, the Company believes that there is a reasonable basis to conclude that the stated terms of the Neuf web services agreement are at fair value.

•
Fair Value of the German Web Services Agreement. The terms of the web services agreement entered into with TI provide that AOL will design, operate, maintain and host co-branded Internet properties accessible by TI’s subscribers (including subscribers acquired from AOL, pre-existing TI subscribers and new TI subscribers added on a prospective basis). The co-branded Internet properties include content and other online tools such as e-mail and instant messaging. AOL sells advertising to third parties looking to reach these subscribers with their advertising messages. AOL also sells certain paid services (such as music or video subscription services) on these properties. Under the web services agreement, AOL pays TI 5% of net revenues generated from the co-branded web properties up to €35 million, 25% of net revenues generated from €35 million to €70 million, and 50% of net revenues generated in excess of €70 million. The Company believes that the financial terms of the web services agreement negotiated with TI represent fair value because:

[10]
As noted above, executives at Time Warner Corporate were responsible for negotiating the sale of the individual Internet access businesses, whereas executives at the AOL business unit were responsible for negotiating each web services agreement.

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-	The terms negotiated in this transaction are broadly in-line with the terms negotiated with the other separate independent parties in the French and U.K. web services agreements.

-
The payments to TI under the web services agreement are variable in nature and the economics of the sale of the Internet access business to TI are completely independent of the performance to be achieved under the web services agreement. Specifically, the price paid by TI for the German Internet access business was a function of the competitive bidding process and the number of subscribers transferred upon the closing of the sale transaction; whereas the payments made to TI under the web services agreement are a function of AOL’s ability to effectively sell advertising and other paid services to the Internet subscribers that TI is able to attract to the co-branded web properties. That is, TI’s delivery of Internet traffic to the web properties affects the ad rates and attractiveness to advertisers. If AOL does not earn advertising revenue from the co-branded web properties, no payments would be made to TI. Therefore, there would be no incentive for either party to tie the economics of the sale agreement to the ongoing web services agreement.

-	Separate teams within the Company were responsible for negotiating the sale of the access business and the web services agreement.

-
The terms of the web services agreement were negotiated with TI after the price to be paid by TI for the German access business had been agreed, and this price was not changed after the web services agreement was finalized.

As such, based on the above information, the Company believes that there is a reasonable basis to conclude that the stated terms of the TI web services agreement are at fair value.

•
Fair Value of the U.K. Web Services Agreement. The terms of the web services agreement entered into with CPW provide that AOL will design, operate, maintain and host co-branded Internet properties accessible by CPW’s subscribers (including subscribers acquired from AOL, pre-existing CPW subscribers and new CPW subscribers added on a prospective basis). The co-branded Internet properties include content and other online tools such as e-mail and instant messaging. AOL sells advertising to third parties looking to reach these subscribers with their advertising messages. AOL also sells certain paid services (such as music or video subscription services) on these properties. Under the web services agreement, AOL pays CPW 15% of net revenues generated from the co-branded web properties up to £100 million (increasing to 25% in 2008 and 30% in 2009 and for the remainder of the initial term of the agreement) and 33% of net revenues generated in excess of £100 million (increasing to 50% in 2008 and for the remainder of the initial term of the agreement)[11]. The Company believes that the financial terms of the web services agreement negotiated with CPW represent fair value because:

[11]
Under the terms of the web services agreement with CPW, AOL has agreed that, at a minimum, the revenue share to be paid to CPW in 2007, 2008 and 2009 would be £20 million, £25 million, and £25 million, respectively. However, these amounts are only payable if CPW delivers certain minimum levels of Internet subscribers to the co-branded web properties in these years, as further detailed in the agreement.

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-	The terms negotiated in this transaction are broadly in-line with the terms negotiated with the other separate independent parties in the French and German web services agreements.

-
The payments to CPW under the web services agreement are variable in nature and the economics of the sale of the Internet access business to CPW are completely independent of the performance to be achieved under the web services agreement. Specifically, the price paid by CPW for the U.K. Internet access business was a function of the competitive bidding process and the number of subscribers transferred upon closing of the sale transaction; whereas the payments made to CPW under the web services agreement are a function of AOL’s ability to effectively sell advertising and other paid services to the Internet subscribers that CPW is able to attract to the co-branded web properties. That is, CPW’s delivery of Internet traffic to the web properties affects the ad rates and attractiveness to advertisers. If AOL does not earn advertising revenue from the co-branded web properties, no payments would be made to CPW. Therefore, there would be no incentive for either party to tie the economics of the sale agreement to the ongoing web services agreement.

-	Separate teams within the Company were responsible for negotiating the sale of the access business and the web services agreement.

-
The terms of the web services agreement were negotiated with CPW after the price to be paid by CPW for the U.K. access business had been agreed, and this price was not changed after the web services agreement was finalized.

As such, based on the above information, the Company believes that there is a reasonable basis to conclude that the stated terms of the CPW web services agreement are at fair value.
Finally, it should also be noted that because the sales prices obtained by the Company in selling the access businesses were at or above the high end of the respective ranges of estimated fair value initially prepared by the Company’s advisor (above the range in the case of the French and German access businesses), the Company evaluated whether some portion of the purchase consideration received from the sales of the access businesses should be deferred and allocated to offset the Company’s costs under the web services agreements (i.e., to effectively offset for accounting purposes a portion of the prospective revenue sharing paid to the purchasers). To the extent that any amounts from the sale of the access businesses were deferred and allocated to offset the Company’s prospective costs incurred under the web services agreements, the future operating profit recognized by the Company would increase. This approach did not seem appropriate under the circumstances, as the Company believed the stated terms of each web services agreement were not off-market with respect to the Company, particularly given the sequencing of the various negotiations.
On the other hand, to the extent that it was determined that the Company should be recognizing a greater expense for accounting purposes under the web services agreements (e.g., if the percentages of advertising revenues to be paid each purchaser specified in the respective agreements were too low from a fair value

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perspective), the purchase prices of the sold businesses would have had to be increased for accounting purposes (to recognize the view that the Company had received a favorable web services contract as part of the sale of each access business). Again, such a view did not seem appropriate under the circumstances, as the Company believed it received consideration for the French, German and U.K. Internet access businesses at attractive prices and that the stated terms of each web services agreement were not off-market with respect to the Company.12
In the following paragraphs, the Company has addressed the Staff’s specific information requests regarding the transactions.
Response 6(a): Each web services agreement has an initial term of five years, and the French and German agreements automatically renew for successive one-year terms unless terminated by either party on one year’s notice prior to the end of the initial term or six months notice prior to the end of any renewal term.13
Response 6(b): A summary of AOL’s forecast of the revenue and costs associated with performing under each web services agreement, prepared prior to the closing of each transaction, has been provided to the Staff supplementally under separate cover in Exhibit A. The costs included therein include amounts due to the purchasers based on a percentage of net revenues earned, selling costs, employee costs, content, technology costs, etc. forecasted to be incurred by AOL under each web services agreement for 2007 through 2010.
Revenue and Cost Recognition
As noted above, AOL has agreed to provide the purchasers’ Internet access subscribers and the Internet access subscribers acquired from AOL with content, programming and other services, such as e-mail, instant messaging, and search capabilities through joint, co-branded Internet portals and through the proprietary AOL software in each country (the “co-branded web properties”). AOL, in turn, has the exclusive right to sell advertising services on these co-branded web properties to third party advertisers who wish to reach the purchasers’ Internet subscriber audiences with their advertising messages. AOL also has the right to sell certain other paid services on the co-branded web properties. AOL pays the purchasers a percentage of the net revenue it earns and records such costs in cost of revenues. AOL also bears all of the costs for designing, developing, operating and maintaining the co-branded web properties as well as the costs involved in selling the advertising (e.g., employee salaries and commissions).

[12]
The respective purchase agreements require AOL to provide a copy of any correspondence with regulatory agencies (with respect to the transactions) to the respective purchasers. AOL has complied with this requirement. As part of this process, CPW advised the Company and AOL that, in applying purchase accounting for its purchase of the U.K. access business, it established an intangible asset related to the advertising customer relationships associated with the web services agreement. However, it also advised the Company that it viewed this asset as resulting from the customer relationships acquired in the purchase of the U.K. access business and not because it believed the terms of the contract did not represent fair value terms (i.e., that this was not a favorable off-market contract with respect to them).

[13]	The agreements also provide that they may be terminated for cause or in the event of significant underperformance, as further described in each agreement.

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Advertising and search revenue is earned by AOL from third parties, through separate contractual arrangements between AOL and the third-party advertising customers, and is recognized as the services are performed and other relevant revenue recognition criteria have been satisfied. Other service revenues are earned by AOL from users of the co-branded web properties and are recognized by AOL as the related services are provided. AOL records this revenue on a gross basis (and the payments made to the purchasers as a cost of revenue) based on the following analysis of the indicators under the guidance in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent:
•
The company is the primary obligor in the arrangement — AOL contracts directly with third-party advertisers and Internet subscribers in providing the advertising and other paid services, respectively. Specifically, AOL is responsible for providing the services desired by its advertising and other customers and these customers would seek redress against AOL in the event of dissatisfaction with the services provided. That is, AOL is the primary obligor in these arrangements, which is a strong indicator of gross reporting.

•
The company has general inventory risk — AOL has secured the exclusive right to sell all of the advertising inventory on the co-branded web properties and is responsible for managing and selling the advertising inventory across the co-branded web properties. To the extent such advertising inventory is not sold, neither AOL nor the purchaser would earn advertising revenues. Because AOL earns the majority of such revenues, the Company concluded that AOL bears the majority of the inventory risk, which is an indicator of gross reporting.

•
The company has latitude in establishing price — AOL has control over establishing the selling prices for the advertising inventory and other services provided on the co-branded web properties. This is an indicator of gross reporting.

•
The company has discretion in supplier selection — Because AOL is solely responsible for providing the services desired by its advertising and other customers on the co-branded web properties, AOL has discretion in determining how best to fulfill these services. This is an indicator of gross reporting.

•
The company is involved in the determination of product or service specifications — AOL determines the specifications of the services provided to its advertising and other customers. This is an indicator of gross reporting.

•	The company has physical loss inventory risk — This indicator is not applicable to the business activities conducted under the web services agreement.
•
The company has credit risk — AOL has credit risk to the extent an advertiser does not pay; however, AOL would not be required to pay a purchaser any amounts due under the applicable web services agreement to the extent not collected from the advertiser. One way this can be viewed is that AOL and each purchaser both have credit risk and, therefore, this is not an indicator of gross or net reporting. Another way to view this is that while AOL and each purchaser has credit risk, AOL bears the majority of the credit risk because it receives the majority of the revenues earned and, therefore, this is an indicator of gross reporting.

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•
The amount the company earned is fixed — AOL earns a variable amount of revenue based upon its negotiations with its advertising customers. AOL in turn pays to each purchaser a stated percentage of the net revenues generated from providing the advertising and other paid services on the co-branded web properties, as described above. While AOL and each purchaser are compensated with variable amounts, because AOL earns the majority of the revenues under each web services agreement, it is subject to the majority of the variability and, therefore, the Company concluded that this is an indicator of gross reporting.

Based on the Company’s analysis of the indicators above, and giving significant weight to the primary obligor indicator, the Company has concluded that AOL should record as revenue the gross amount earned from providing advertising and other paid services on the co-branded web properties and should record as cost of service the amounts payable to the purchasers under the web services agreements at the same time AOL earns the revenue.
Response 6(c): As previously noted, under the web services agreements, AOL is providing Internet content and programming, e-mail and other online services to the purchasers’ Internet access subscribers, including the legacy AOL access subscribers. The Company believes that there are several AOL competitors in the respective countries that could provide similar services to the purchasers, including other ISPs and other global web services companies (including Yahoo! Inc., Microsoft Corporation and Google Inc.). As previously noted, the Company believes that there is a reasonable basis to conclude that the stated terms of each of the web services agreements constitute fair value (see fair value analysis above) and, therefore, has no reason to believe that the terms that could be negotiated by others would have been materially different. With that said, the Company has no basis for knowing the revenue share rates or other terms that these parties might have proposed or agreed to in the event they had been selected to perform under the web services agreements.
Response 6(d): In the third quarter of 2006, AOL announced the next phase of a strategy that was intended to transition a business that relied heavily on subscription revenues from dial-up Internet subscribers to one that attracts and engages more Internet users (by permitting access to most of the AOL web services for free) and focuses on increasing advertising revenues. Accordingly, in pursuing the sales of its European access businesses, AOL solicited proposals from prospective purchasers for terms on both the sale of the access business in each territory and an ongoing web services partnership. AOL’s strategic objective in pursuing a web services relationship with each of the purchasers was to take advantage of its existing subscriber bases in Europe, as well as the purchasers’ existing and prospective subscribers, in order to grow AOL’s web presence in each purchaser’s territory. Therefore, while AOL believes that the sales of the AOL Europe access businesses without the ongoing web services arrangements with the purchasers or other prospective purchasers were possible, AOL wanted to maintain an on-going online advertising business in Europe and did not want to sell AOL Europe’s access businesses without entering into web services agreements; accordingly, the transactions as executed with each of the purchasers were more consistent with AOL’s global web services strategy.

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Response 6(e): In the responses to AOL’s request for proposals, AOL received one offer for all of the European access and web services businesses for $1 billion to $1.6 billion and two separate preliminary non-binding bids (prior to any due diligence) for the entire German access and web services business for $1.1 and $1.2 billion. However, as previously noted, the Company had a desire to maintain an ongoing online advertising business in Europe and, therefore, AOL did not pursue these bids. Rather, AOL held auctions for those companies looking to purchase the stand-alone access businesses only. While it may have been possible for AOL to completely exit one or all of the European markets, the transactions entered into were more consistent with AOL’s global web services strategy.
Response 6(f): On a combined basis, the sale of the AOL access businesses in France, Germany and the U.K. realized purchase prices that were generally above expectations. Prior to launching the sales process, Citigroup provided Time Warner with estimated values for the AOL Europe Internet access businesses based on discounted cash flow analyses. The eventual purchase prices in France and Germany exceeded these initial valuations, reflecting the dynamics of the auction process, the competitive nature of Internet access businesses in these countries and the strategic benefit that AOL’s access businesses provided to potential acquirers given the industry consolidation in these countries, while the purchase price in the U.K. was at the upper end of such range.
The relevant excerpts from the valuation analysis prepared by Citigroup have been provided to the Staff supplementally under separate cover in Exhibit B.
The WB Network, page 185
Background to the Company’s Responses to Comment Nos. 7 through 9
On January 24, 2006, Warner Bros. Entertainment Inc. (“Warner Bros.”), a wholly owned subsidiary of the Company, and CBS Corporation (“CBS”) announced their agreement to form a new national broadcast network named The CW, which combined the broadcast network businesses of The WB Network (formerly part of Warner Bros.) and UPN (formerly part of CBS). The CW was formed and its first programming aired in September 2006. The CW is owned 50% by Warner Bros. and 50% by CBS and was established to create a more competitive broadcast network than The WB Network or UPN on stand-alone bases, with significant growth opportunities arising from (1) The WB Network and UPN contributing their best broadcast station group affiliation arrangements and advertising relationships to The CW, (2) The WB Network and UPN contributing their best programming arrangements to The CW, (3) increasing operating efficiencies, and (4) combining the best members of management from both The WB Network and UPN.
The board of The CW is comprised of two designees from each of Warner Bros. and CBS. All material decisions of The CW require unanimous approval, including key operational matters, such as business plans and budgets, calls for additional capital, dividends or distributions, hiring, firing and compensation packages of

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senior management, selection and scheduling of pilots and series and all material contracts, as well as strategic decisions such as entry into new businesses, incurrence of debt, mergers or consolidations, issuance of equity, dissolution or liquidation, filing in bankruptcy, appointment or removal of independent auditors, and amendment of the operating agreement. A copy of the agreement to form the joint venture has been provided to the Staff supplementally under separate cover in Exhibit C.14
Comment No. 7: Please explain to us why your determination of the beginning basis for your 50% interest in The CW is appropriate. As part of your response, tell us whether your cost basis is the lesser of the fair value or the carrying amount of the assets contributed. In addition, explain to us why you included goodwill as part of the cost basis of the joint venture. The basis for your inclusion is unclear since the goodwill is related to operations of a network that “ceased.” In this regard, identify the accounting guidance relied upon in support of your view that The CW is the successor to The WB and explain to us how the goodwill associated with your remaining interest in The WB is relevant to your investment in The CW.
Response 7: In determining the Company’s beginning basis in its investment in The CW, the Company had to first evaluate whether The CW constituted a joint venture. In determining whether The CW was a joint venture, the Company looked to the guidance in paragraph 3d of Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”), which provides that a “corporate joint venture” refers to
“a corporation owned and operated by a small group of businesses (the ‘joint venturers’) as a separate and specific business or project for the mutual benefit of the members of the group. The purpose of a corporate joint venture is frequently to share risks and rewards in developing a new market, product, or technology; to combine complementary technological knowledge; or to pool resources in developing production or other facilities. A corporate joint venture also usually provides an arrangement under which each joint venturer may participate, directly or indirectly, in the overall management of the joint venture. Joint venturers thus have an interest or relationship other than as passive investors.”
The Company concluded that The CW was a corporate joint venture as defined by paragraph 3(d) of APB 18 because: (1) the purpose of The CW is to share the risks and rewards in a new network which is owned 50% each by Warner Bros. and CBS, (2) Warner Bros. and CBS jointly control and participate directly and jointly in the overall management of the joint venture, and (3) both Warner Bros. and CBS contributed their best

[14]
The letter agreement included in the supplemental information represents the agreement entered into regarding the formation of the joint venture and contemplated entry into a longer definitive agreement described in a term sheet attached to the letter agreement. The definitive agreement is still in the process of being finalized. The definitive agreement is not expected to impact the terms described herein.

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broadcast affiliation agreements, advertising customer relationships, program arrangements and management talent to the joint venture15.
On concluding that The CW represented a corporate joint venture, the Company determined that the net assets contributed should be reflected at their carrying amount unless there is an indicated impairment in value, in which case the assets should be written down to fair value. This accounting treatment is supported by paragraphs 30 and 32 of Statement of Position (“SOP”) 78-9, Accounting for Investments in Real Estate Ventures. Additionally, paragraph 8 of Emerging Issues Task Force (“EITF”) Issue No. 01-2, Interpretations of APB Opinion No. 29 on Accounting for Nonmonetary Assets, notes that “the SEC Observer also stated that the SEC staff believe that the exchange of a consolidated business for an interest in a joint venture would typically not result in gain recognition, absent the receipt of cash or near cash consideration.” The Company interpreted this as meaning that the Staff believes such exchange transactions should generally be recorded at book value rather than at fair value. Consistent with this view, since Warner Bros. did not receive any cash consideration for its contribution of The WB Network net assets and agreements, the Company did not believe that an earnings process was culminated and, therefore, the transaction could not be recorded at fair value. Rather, the Company believes that the net assets of The WB Network transferred to The CW should be recorded based on the lesser of the fair value or the historical carrying amount of the net assets of The WB Network. As noted in more detail in the paragraphs that follow, the Company concluded that the fair value of the net assets of The WB Network was less than the carrying amount as of the date of formation of The CW and, therefore, recognized an impairment to write down the net assets of The WB Network that were contributed to The CW to fair value.
Because the key business operations, employees, business agreements of The WB Network were contributed to The CW, the Company concluded that the substance of this arrangement was that the business of The WB Network was contributed to The CW in exchange for the Company’s 50% interest in the joint venture. While the stand-alone operations of The WB Network ceased in September 2006, the underlying business of The WB Network (and its related revenue-producing activities) continues to operate within The CW (and the Company noted that this outcome is consistent with the business rationale employed in the formation of many joint ventures (e.g., two partners combine underperforming businesses in an attempt to gain scale, efficiencies and operational improvements)). Therefore, the Company also concluded that the historical goodwill directly related to The WB Network16 had to be considered part of the carrying value of Warner Bros.’ initial investment basis in The CW. This conclusion is supported by the PriceWaterhouseCoopers publication, Accounting & Tax Planning for Joint Ventures & Partial Business Combinations, (Chapter 1, September 11,

[15]
Although the affiliation and program agreements with The WB were terminated and new agreements were concurrently entered into with The CW, in substance, the Company contributed such agreements to The CW.

[16]
Prior to the contribution of The WB Network to The CW, The WB Network was a reporting unit as defined by Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, and, accordingly, had goodwill specifically related to its business.

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2004), which notes that “any goodwill directly attributable to assets or to a business contributed to a joint venture should be included in the cost assigned to the joint venture investment.”17
The Company used the term “successor” in its financial statement disclosures regarding the formation of The CW in order to help convey to the reader of the Company’s financial statements that the transaction was accounted for at the Company’s carrying value.
Comment No. 8: In addition, please tell us the fair values (as agreed to by the joint venture partners) of the assets contributed to the joint venture by each of the partners, as well as the respective book values, and provide us with any underlying valuations and the joint venture agreement. With regard to the valuation of the assets you contributed to the joint venture, provide us a brief discussion of why the method of valuation was appropriate and explain whether the fact that The WB was non-operating at the time of its contribution impacted your selection of a method of valuation.
Response 8: Neither the joint venture partners nor the agreement to form the joint venture specified a fair value of the net assets contributed to the joint venture. Rather, the agreement to form the joint venture simply provides that The WB Network and UPN would contribute certain broadcast affiliations agreements, advertising customer relationships, program arrangements as well as certain employees to the joint venture, and Warner Bros. and CBS would each receive a 50% venture interest18. As noted in the response to comment no. 7, since the Company concluded that The CW was a corporate joint venture, the net assets contributed were reflected in the financial statements of the Company (prior to the contribution) at the lesser of fair value or carrying value. This value was determined to approximate $70 million, representing the fair value of The WB Network as of the date The CW was formed (and, as noted in more detail in the paragraphs that follow, gave rise to an impairment charge of approximately $200 million in the third quarter of 2006). In addition, it should be noted that once The WB Network business operations were contributed to The CW, The WB Network ceased to be a stand-alone operating entity. The Company did not believe that because The WB Network was subsumed within The CW the Company should change its conclusion that its interest in The CW should be carried at the lower of fair value or carrying value upon formation. Finally, the Company did not believe that it would be appropriate, or in accordance with GAAP, to write off all of the goodwill contributed to The CW given that the operations and business of The WB Network would continue to exist within The CW.
Comment No. 9: Please provide us a copy of the discounted cash flow analysis prepared in connection with the goodwill impairment and describe to us in specificity the facts and circumstances of the events that

[17]
It should be noted that while the historical goodwill related to The WB Network was considered part of the Company’s initial investment in The CW, there were certain assets and liabilities (e.g. certain programming arrangements and severance liabilities) of The WB Network that were not transferred to The CW and, therefore, were not considered part of the Company’s basis in The CW.

[18]	The agreement to form the joint venture also provides that both Warner Bros. and CBS would make equal cash contributions to fund working capital needs and operating budget requirements.

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transpired between September 17, 2006 and your determination in late October 2006 that the goodwill was impaired.
Response 9: Paragraph 29 and footnote 17 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, provide that non-monetary exchange transactions that are accounted for on a historical cost basis should be evaluated for impairment prior to the exchange transaction. Accordingly, the Company evaluated The WB Network operations for impairment as of September 2006 prior to the transfer of its business and operations to The CW. In determining the fair value of The WB Network as of the date of formation (September 2006), the Company determined that the most appropriate way to measure the fair value of The WB Network was to estimate the fair value of the Company’s 50% interest in The CW because the Company was receiving a 50% interest in The CW in exchange for its interest in The WB Network. In determining the fair value of The CW, the Company looked to a number of valuation methodologies, including a discounted cash flow analysis using terminal revenue multiples applied by Wall Street research analysts in valuing networks, a discounted cash flow model using a terminal Operating Income before Depreciation and Amortization (“OIBDA”) multiple and a discounted cash flow model using a perpetual growth rate assumption.
Prior to the commencement of the joint venture in September 2006, the Company reviewed the initial operating plan (included as part of Exhibit C), which was prepared by the joint venture partners in January 2006. The initial operating plan estimated OIBDA of approximately $21 million for the 2006 / 2007 broadcast season, $60 million for the 2007 / 2008 broadcast season and $66 million for the 2008 / 2009 season. In determining the fair value of the Company’s investment in The WB Network as of a date just prior to contribution, the Company reviewed these projections by analyzing the performance of The CW, including its ratings achieved and its actual program costs incurred from the start of its operations in the middle of September 2006 through the end of October 2006. The ratings and resulting advertising revenues achieved during this period were significantly lower than those anticipated in the initial operating plan prepared in January 2006. These lower advertising revenues and increased programming costs indicated to the Company’s management that the preliminary budget prepared by the joint venture partners was not achievable and, as a result, the Company revised its projections by lowering its cash flow estimates for The CW. The revised cash flow projections (an OIBDA loss of $42 million for the 2006 / 2007 broadcast season, an OIBDA loss of $29 million for the 2007 / 2008 season and breakeven for the 2008 / 2009 broadcast season) resulted in a range of fair values (based on the three methodologies described above) for a 50% interest in The CW (as of the formation date) of $56 – $84 million, with an average value of $70 million. Accordingly, the Company recorded a goodwill impairment of approximately $200 million in the third quarter of 2006 (reflecting the approximately $270 million carrying value less the fair value of $70 million)19.

[19]
If the Company had recorded the contribution of The WB Network on a fair value basis, the financial statements of the Company would not have changed, as an impairment would have been recorded under both the historical cost method and the fair value method.

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The $70 million valuation of The CW referred to above was prepared by the Time Warner M&A group, assumed a discount rate of 12%, a terminal OIBDA multiple of 10x, a terminal revenue multiple of 0.7x and a perpetual growth rate of 5%. The relevant excerpts of the fair value estimates for the 50% interest in The CW have been provided to the Staff supplementally under separate cover in Exhibit D.
The Company also asked two outside advisors to evaluate the enterprise value of The CW. The fair value of $70 million (for a 50% interest in The CW) was within the valuation ranges provided by the two outside advisors. The relevant excerpts of the fair value estimates prepared by these outside advisors have been provided to the Staff supplementally under separate cover in Exhibit E.
Note 10. Income Taxes, page 198
Comment No. 10: Please explain to us the basis for the uncertainty regarding the future realization of deferred tax assets that justifies the valuation allowance recorded at December 31, 2006.
Response 10: The Company’s valuation allowance of approximately $2.6 billion at December 31, 2006 relates primarily to deferred tax assets associated with capital loss carryforwards ($1.5 billion valuation allowance) and net operating loss carryforwards of certain foreign, state and local operations ($1.1 billion valuation allowance).
Capital loss carryforwards can only be used to offset capital gains realized by the Company and can only be carried forward for five years. The Company’s capital loss carryforwards will expire on December 31, 2008 if sufficient capital gains are not generated in the interim. Since the Company is not in a position to conclude that it is more likely than not that such benefits will be realized, a valuation allowance has been established on such deferred tax assets.
The net operating loss carryforwards were incurred in jurisdictions in which the entities have limited ability to utilize such carryforwards unless taxable income is generated by the same legal entity within the same jurisdiction as the operating loss. Because the Company has limited or no history of taxable income within such legal entities and limited prospects for future profitability available to offset/utilize the operating loss carryforwards, a valuation allowance has been established on such deferred tax assets.
Pursuant to the Comment Letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2006 Form 10-K;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 2006 Form 10-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions, please call either one of us.

/s/ James W. Barge	/s/ Pascal Desroches

James W. Barge	Pascal Desroches
Senior Vice President and Controller	Senior Vice President and Deputy Controller
Time Warner Inc.	Time Warner Inc.
(212) 484-8750	(212) 484-6680

cc: Wayne Pace Executive Vice President and Chief Financial Officer, Time Warner Inc.

Kevin Reilly Ernst & Young LLP